UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch Continues Strategic Expansion of Film Distribution Pipeline with Acquisition of Eight New Motion Pictures in Q4 2007

Films Feature International Stars to Capitalize on Worldwide Distribution Agreements Targeting Multibillion Dollar Entertainment Markets

Toronto - September 19, 2007 - Peace Arch Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE.TO - News), an integrated global entertainment company creating critically acclaimed television, film and DVD content for worldwide distribution, announced today that it acquired an additional eight new genre films for worldwide distribution during the fourth quarter of its fiscal year ending on August 31, 2007. The acquisitions are consistent with the Company's stated strategic mission to capitalize from a high-volume production and acquisition schedule of predictably marketable film and television products.

Peace Arch's eight new feature films will also continue to be commercialized on a long-term basis through the Company's growing film and television library. The Company's library, one of the largest independent feature film libraries in the world, provides consistent cash flow and earnings quarter by quarter. The ownership of a significant library allows Peace Arch to move quickly to capitalize on technological breakthroughs that create new high-growth markets, such as internet video-on-demand or mobile entertainment devices.

"We continue to aggressively fill our distribution pipeline with highly marketable genre films intended for worldwide DVD or television premieres" said John Flock, President and Chief Operating Officer of Peace Arch Entertainment. "Together with our higher profile theatrical titles like "Winged Creatures" and "The Deal," award winning films like "Delirious" and the Emmy award-winning television program "The Tudors," Peace Arch has quickly established itself as a leading supplier of top quality content in a wide variety of media and markets."

The new films in Peace Arch's lineup are:

"The Last Hit Man," in which Joe Mantegna ("The Godfather Part III") stars as an aging assassin who discovers that he is dying, but hides the truth from his daughter - who is also his getaway driver.

"Grindstone Rd.," starring Fairuza Balk ("Almost Famous") as a young mother who moves her family into a newly purchased farmhouse, where the seemingly friendly neighbors next door may have sinister motives.

"Time Bomb," which stars Jake Busey ("Starship Troopers") as a former U.S. soldier who discovers that while serving in Iraq he may have been infected by a dangerous virus that makes him an unwitting explosive weapon.

"Just Business," a mystery starring Gina Gershon ("Delirious") as the daughter of a retiring cat burglar whose "one last heist" may have included an art collector's priceless piece: a contract with the devil himself.

"Twice Shy," a sexy, gothic tale in which Jason Mewes ("Jay and Silent Bob Strike Back") meets a seductive vampire from the 1800's who is released from her coffin into a present day city.

"Static" featuring Kathleen Robertson ("Hollywoodland") as one of the ambitious creators of a promising computer chip who install their invention into their own brains only to encounter unforeseen complications and "irreversible" consequences.

"Willard," a documentary that tells the touching true story of a man, who, after avoiding the military draft of World War II never returns to society, living in the woods for 60 hardscrabble years as the legendary Hermit of Gully Lake.

Peace Arch Entertainment's current line-up of feature films and long-form television programming includes the Showtime Networks multi-Emmy Award-winning television event mini-series "The Tudors" starring Golden Globe® Award-winning actor Jonathan Rhys Meyers, which premiered to record audiences in the U.S. in April.  Additional productions include the powerful ensemble drama "Winged Creatures," now in post-production, starring Kate Beckinsale, Academy Award®-winners Forest Whitaker and Jennifer Hudson, Dakota Fanning, Guy Pearce and Jackie Earle Haley, and the film comedy "The Deal" from the best-selling Peter Lefcourt novel, with a cast that includes Academy Award®-nominee William H. Macy, Meg Ryan, LL Cool J and Elliott Gould, currently in post-production.

Other titles in Peace Arch's growing lineup include the award-winning comedy "Delirious" from director Tom DiCillo, starring Steve Buscemi, Michael Pitt, Alison Lohman, Gina Gershon and Elvis Costello, and "Chapter 27," a drama starring Jared Leto and Lindsay Lohan which, like "Delirious," had its world premiere at the 2007 Sundance Film Festival; and the romantic comedy "Watching the Detectives" starring Lucy Liu and Cillian Murphy, which world premiered at the 2007 Tribeca Film Festival.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 500 classic and contemporary titles. Through its subsidiary, Peace Arch Home Entertainment, Peace Arch is also one of the leading distributors of DVDs and related products in Canada. For additional information, please visit www.peacearch.com. Peace Arch recently acquired Dufferin Gate Productions, one of Toronto's foremost providers of production services and facilities, and Trinity Home Entertainment, a leading distributor of independent feature films in the United States.

For more investor-oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace-arch/factsheet.html. To read a transcript of a recent Peace Arch investor conference call or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace-arch/conference.html.

FORWARD-LOOKING STATEMENT

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Contact:

Roy Bodner
Vice President Public Relations
Peace Arch Entertainment
(310) 776-7208
Email Contact: Email Contact

Financial Communications
Trilogy Capital Partners
Ryon Harms
(800) 592-6067
Email Contact: Email Contact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	September 19, 2007	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.